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                             September 18, 2020

       Yulin Wang
       Chief Executive Officer
       Kingsoft Cloud Holdings Ltd
       Building E, Xiaomi Science and Technology Park
       No. 33 Xierqi Middle Road, Haidian District
       Beijing, 100085, the People   s Republic of China

                                                        Re: Kingsoft Cloud
Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
14, 2020
                                                            CIK No. 0001795589

       Dear Mr. Wang:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Ran Li